SECURITIES/
W

ANNUA
F



21004500

SEC FILE NUMBER
8-69779

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

JUN 01 2021
Washington, DC

REPORT FOR THE PERIOD BEGINNING 04/01/20 AND ENDING 03/31/21
            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: New Harbor Venture Partners, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

215 Morris Avenue, Second Floor, Suite 7

                                    (No. and Street)

Spring Lake,   NJ   07762
       (City)   (State)   (Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Rosland   (732) 206-7100
                                    (Area Code   Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants
                (Name if individual, state last, first, middle name)

9221 Corbin Ave., Suite 165   Northridge,   CA   91324
       (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, __Mark Bosland__ _____ swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __New Harbor Venture Partners, LLC__

of __March 31__ _____, 20 21 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____

_____

_____
Signature

_____
Managing Director
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X)
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of __New Jersey__
County of __Monmouth__
Subscribed and sworn to (or affirmed) before me on this __14__ day of __May 2021__.
2021 by
__Kyle Morris Mark Bosland__ proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public, __Kyle Morris__



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of New Harbor Venture Partners LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of New Harbor Venture Partners LLC (the "Company") as of March 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of March 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
May 19, 2021

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

New Harbor Venture Partners LLC
Statement of Financial Condition
March 31, 2021

Assets

Cash	$	64,270
Accounts receivable		1,920,000
Prepaid expenses		825
Property and equipment, net		10,077
Right-of-use asset		18,000
Total assets	$	**2,013,172**

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	19,695
Commissions payable		953,000
SBA loan payable		32,500
Lease liability		18,000
Total liabilities		**1,023,195**

Commitments and contingencies

Member's Equity

Member's equity		989,977
Total member's equity		**989,977**
Total liabilities and member's equity	$	**2,013,172**

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies of New Harbor Venture Partners LLC (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity.

Nature of Operations

The Company was organized on February 24, 2016 in the state of New Jersey as a limited liability company. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934 ("SEA"), is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company was approved by FINRA on November 29, 2016. Its principal business activity is to provide private placement of securities for companies.

Method of Accounting

The books for accounting reflect transactions on the accrual method of accounting.

Accounts Receivable

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial as of March 31, 2021.

Property and Equipment

Property and equipment are stated at cost and the Company uses the straight-line method for calculating depreciation expense. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Income Taxes

The Company is treated as a disregarded entity for federal and state income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for federal and state income taxes are included in these financial statements.

New Harbor Venture Partners LLC
Notes to Financial Statements
March 31, 2021

Note 1 - Summary of Significant Accounting Policies - Continued

Leases

The Company has an operating lease for office space not subject to ASC 842, according to the short-term lease exemption. The Company recognizes lease cost associated with this lease on a month-to-month basis, as they are incurred.

Revenue Recognition: Private Placements

The Company earns placement fees in non-underwritten transactions, such as private placements of debt securities and equity securities. The Company records placement revenues at the point in time when the services for the transactions are completed under the terms of each assignment or engagement contract, and collectability is probable. Retainer fees are nonrefundable and recognized when earned.

During the year ended March 31, 2021, approximately 70% of the Company's revenues were generated from the private placement of one entity and almost the entire accounts receivable balance is due from this entity.

Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

Advertising costs are expensed as incurred.

Note 2 - Accounts Receivable

As of March 31, 2021, the Company has outstanding accounts receivable of $1,920,000, due from customers.

Note 3 - Property and Equipment

Property and equipment consist of the following:

			Useful Life
Furniture and fixtures	$	5,677	3 years
Computers and equipment		13,357	3 years
Leasehold improvements		2,874	15 years
Total property and equipment		21,908	
Less: accumulated depreciation		11,831	
Total property and equipment, net	$	10,077	

Note 4 - Office Space

As of March 31, 2021, the Company is currently leasing their office space on a month-to-month basis which is not subject to ASC 842, as disclosed in Note 1. However, management intends to renew its month-to-month lease indefinitely. And until its intentions change, a twelve (12) month right of asset has been recognized along with a matching liability in the amount of $18,000.

The Company has an informal sub-leasing agreement under which it leases out a small space for $500 per month which began in January 2019.

The Company also has an informal lease for a small office space which expired during the year ended March 31, 2021.

Note 5 - Commitments and Contingencies

Commitments

The Company had no commitments and had not been named as a defendant in any lawsuit as of March 31, 2021, or during the period then ended.

Note 6 - Subsequent Events

The Company was out of net capital as of March 31, 2021 and was back in compliance the following day, April 1, 2021.

Subsequent to year end, the sole member took a distribution of $366,650 in April 2021.

Note 6 - Subsequent Events - Continued

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events aside from the ones mentioned above, which took place that would have a material impact on its financial statements.

Note 7 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on March 31, 2021, the Company had net capital of ($940,925) which was a $1,005,771 deficit of its required net capital of $64,846; and the Company's ratio of aggregate indebtedness ($972,695) to net capital was (1.03) to 1, which is greater than the 15 to 1 maximum allowed.

Note 8 - Covid-19 Impact

Management is currently evaluating the COVID-19 pandemic and its impact on the financial services industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company's operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 9 - SBA Loan Payable

The Company has incurred indebtedness under the CARES Act which will be subject to review, may not be forgivable in whole or in part, and may eventually have to be repaid, potentially with interests, fines, and/or other penalties. The Company signed the loan documents under the SBA Paycheck Protection Program of the CARES Act on May 7, 2020 and received the loan proceeds of $32,500 on May 9, 2020. The loan has a 1% fixed annual interest rate. There are no prepayment penalties on the loan. The receipt of these funds, and the forgiveness of the loan attendant to these funds, is dependent on the Company having initially qualified for the loan and qualifying for the forgiveness of such loan based on our future adherence to the forgiveness criteria.

Note 9 - SBA Loan Payable - Continued

Under the terms of the CARES Act and the corresponding promissory note, the use of the proceeds of the loan is restricted to payroll costs (as defined in the CARES Act), covered rent, covered utility payments and certain other expenditures that, while permitted, would not result in forgiveness of a corresponding portion of the loan. Following recent amendments to the Paycheck Protection Program, after an eight- or twenty-four-week period starting with the disbursement of the respective loan proceeds, the Company may apply for forgiveness of some or all of their loans, with the amount which may be forgiven equal to the sum of eligible payroll costs, covered rent, and covered utility payments, in each case incurred during the eight- or twenty-four-week period following the date of first disbursement. Certain reductions in the Company payroll costs or full-time equivalent employees (when compared against the applicable measurement period) may reduce the amount of their loan eligible for forgiveness.

Note 10 - Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending March 31, 2021, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

New Harbor Venture Partners LLC

Financial Statement

For the Year Ended March 31, 2021